

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 2, 2015

<u>Via E-Mail</u>
Mr. David A. Martin
Executive Vice President and Chief Financial Officer
Aegion Corporation
17988 Edison Ave
Chesterfield, MO 63005

   Re: Aegion Corporation
     Form 10-K
     Filed March 2, 2015
     File No. 1-35328

Dear Mr. Martin:

  We have reviewed your response dated August 20, 2015 and have the following comment.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>3. Restructuring, page 79</u>

1. We have read your response to comment 7 in our letter dated August 7, 2015. The costs related to the sales of Ka-te and Video Injection are costs that should be reflected in operating income. Refer to ASC 420-10-45-3 and ASC 420-10-99-1 and reclassify these costs.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction